October 7, 2009

Transmittal via Fax (703) 813-6967 and Electronic “corresp”

Ms. Linda Cvrkel

Branch Chief

Ms. Claire Erlanger

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Cagle’s, Inc.
Form 10-K for the year ended March 28, 2009
Filed June 17, 2009
File No. 001-07138

Dear Ms. Cvrkel:

I am writing on behalf of Cagle’s, Inc. (the “Company” or “Cagle’s”) in response to the comments of the staff on Form 10-K for the fiscal year ended March 28, 2009 (“10-K”) of Cagle’s contained in a letter from you to me, Mark M. Ham, IV dated September 15, 2009.

Harry Woodring, our Corporate Controller, spoke to Claire Erlanger on September 25 and she extended our response deadline one week to October 7, 2009.

The following responses of Cagle’s to the staff’s comments are in numerical order in which the comments appeared in your letter.

Form 10-K for the year ended March 28, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 9

—Year 2008 Compared to 2007, page 10

Comment 1.  In addition to quantifying the changes in income statement line item amounts between years, please revise your discussion in future filings to discuss the reason for such changes.  For example, you disclose that cost of sales increased 15.6% in 2008 as compared to 2007, but you do not give the reason for this increase in cost of sales.  Please revise future filings accordingly.

Response:  The Company is in agreement with the Securities and Exchange Commission’s (the “SEC”) comment that we should have given a reason for the increase in cost of sales.  Rising feed ingredient prices is the reason for the increase in cost of sales.  We will certainly explain fully all material year to year variances in our future filings.

—Financial Condition and Liquidity, page 10

Comment 2.  We note your disclosure that you received a temporary modification to the long-term revolving line of credit whereby the tangible net worth requirement has been lowered from $35 million to $30 million through January 2, 2010.  In light of the fact that Note 3 discloses several modifications and amendments to the revolving line of credit agreement, we believe that this section of MD&A should also discuss the existence of any recent waivers or amendments to credit agreements and loans and management’s expectation for compliance in the future.  Your disclosure should also include the non-compliance with the term note payable debt covenants disclosed in Note 3 and the waivers received.

Response:  The Company is in agreement with the SEC’s comment that we should expand the Financial Condition and Liquidity disclosure section regarding our debt instruments and covenant compliance.  The Note 3 disclosure is sufficient in our opinion, but much of this same disclosure does belong in the Financial Condition and Liquidity section of MD&A as well.  We will include in our future filings.

Item 7A.  Quantitative and Qualitative Disclosures about Market Risk, page 14

Comment 3.  We note that your line of credit is subject to variable interest rates.  Please revise this section in future filings to include a discussion of interest rate risk using one of the three disclosure alternatives set forth in Item 305 of Regulation SK.  We note you have included a sensitivity analysis of interest rate risk in your Risk Factors section on page 3.  Your disclosure in Item 7A should be a similar disclosure or should refer directly to the disclosure on page 3.

Response:  The Company is in agreement with the SEC’s comment that we should include a discussion of interest rate risk in the Quantitative and Qualitative Disclosures about Market Risk section.  As you state, we did include a sensitivity analysis of interest rate risk in our Risk Factors section.  The Company will use one of the disclosure alternatives set forth in Item 305 of Regulation SK in our future filings.

Audited Financial Statements for the year ended March 28, 2009

Statements of Cash Flows, page 21

Comment 4.  We note that on the statement of cash flows, the cash flows from investing activities include “proceeds from redemption of life insurance.”   Please tell us the nature of the proceeds received and your accounting treatment of those proceeds.

Response:  The Company has utilized various corporate owned life insurance policies in the past.  These life policies are on the Company’s books, included in Other Assets, at the cash surrender value.  During the fiscal year ended March 2009, we redeemed policies that had a cash surrender value for their cash value.  Upon receipt of the cash, our entry was DR Cash and CR Other Assets.

Notes to the Financial Statements

-General

Comment 5.  We note your disclosure on page 4 that members of the Cagle’s family beneficially own stock representing approximately 64% of the total voting stock of the company and have the effective power to control the vote on substantially all significant mattes without the approval of other stockholders.  In future filings, please revise the footnotes to the financial statements to disclose the existence of this potential control relationship with respect to your outstanding common shares.  Refer to the requirements of paragraph 2 of SFAS 57.

Response:  Cagle’s footnote 7. to the financial statements, Related Parties, will disclose in future filings the existence of the Cagle’s family potential control relationship with respect to the Company’s outstanding common shares.  We will use SFAS 57 Related Party Disclosures as amended, paragraph 2, to expand our Related Party footnote in future filings.

Note 1. Summary of Significant Accounting Policies

-d. Revenue Recognition, page 22

Comment 6.  We note your disclosure that revenue is recorded net of any discounts, allowances and promotions.  Please tell us the nature of the allowances and promotions and explain to us how you have accounted for them in accordance with EITF 01-09.  Also, to the extent the amount of the promotions and allowances is material, please disclose the amount in the notes to the financial statements.

Response:  Cagle’s has few, if any, discounts, allowances and promotions that are included in (reduce) net sales.  The Company is aware that in accordance with revenue recognition EITF 01-09, Accounting for Consideration Given by a Vendor to a Customer, these items are typically recorded as a reduction in net sales.  The Company records sales invoices at the net amount.  The Company did have advertising allocations, recorded as an expense, and these amounts are disclosed in Note 1. Summary of Significant Accounting Policies, item s. Advertising Expenses.

Note 3.  Long-Term Debt, page 27

Comment 7.  We note that several times in fiscal 2007, 2008 and 2009, your long-term revolving line of credit was amended.  For each amendment or modification, please tell us how you accounted for the modification in accordance with EITF 98-14.

Response:  Borrowing capacity increased with each credit agreement amendment.  For each amendment, fees and expenses were capitalized with the amortization period remaining March 2010.  $35 of fees and expenses were capitalized in the fiscal year ended March 2007.  $115 of fees and expenses were capitalized in the fiscal year ended March 2009.  The $35 deferred financing costs were inadvertently omitted from Note 2. to the financial statements for the years ended March 2008 and March 2007.  They were correctly included in Note. 2 to the financial statements for the year ended March 2009.

Note 4. Income Taxes, page 29

Comment 8.  We note that for fiscal 2007 the reconciliation between income tax expense (benefit) computed at the federal statutory rate and the Company’s income tax rate includes a reconciling item for “accounting method change.”  Please provide us more details of the nature of this accounting method change.

Response:  The Company filed a Form 3115 for the tax year ending March 31, 2007 to change its method of accounting for Georgia jobs tax credits applied to reduce Georgia payroll withholding taxes.  Under Georgia law, Cagle’s is entitled to use up to $5 million of job tax credits to offset state payroll withholding taxes.  Cagle’s was previously treating the job tax credits as non-shareholder contributions to capital under IRC Section 118.  The company is reducing its deduction for state payroll withholding taxes in the taxable year it uses the credits to offset state payroll withholding taxes.

Schedule II Valuation and Qualifying Accounts, page 39

Comment 9.  We note that the allowance for doubtful accounts has decreased from $637 at March 29, 2008 to $186 at March 28, 2009.  In light of the increase in net sales during 2009 and slight decrease in gross accounts receivable at March 28, 2009, please explain to us why you believe the allowance for doubtful accounts is appropriately recorded at March 28, 2009.

Response:  During the first quarter of the fiscal year ended March 2009, the Company recorded a $416 recovery of a specific account bad debt accrual that was made during the fiscal year ended March 2007.  After this fiscal 2009 adjustment, there was only an additional $35 decrease in the allowance doubtful accounts during the fiscal year.  The $186 balance in allowance for doubtful accounts at year end March 2009 is appropriate.  The Company monitors A/R extensively every business day and we will adjust our allowance, up or down, as required.

The Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I can be reached at our corporate offices in Atlanta, GA at (404) 355-2820 or at mham@caglesinc.com.  You may also reach our Corporate Controller, Harry C. Woodring, at (404) 355-2820 or at hwoodring@caglesinc.com.

Sincerely,

Mark M. Ham IV
Cagle’s, Inc.
Executive Vice President and Chief
Financial Officer (Principal Accounting
Officer)

cc :

SEC Staff

G. Bland Byrne III, Counsel

Harry C. Woodring, Corporate Controller